Exhibit 77(k)(f)

May 30, 2001


Securities and Exchange Commission
Washington, DC  20549

Ladies and Gentlemen:

We were previously principal accountants for the Pilgrim GNMA Income Fund (the "Fund") and, under the date of February 26, 2001, we reported on the statement of assets and liabilities, including the portfolio of investments, of the Fund as of December 31, 2000 and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. On February 26, 2001, our appointment as principal accountants was terminated. We have read the Fund's statements included under Item 77k of its Form N-SAR dated May 30, 2001, and we agree with such statements.


                                                     Very Truly Yours,


                                  /s/ KPMG LLP